Ex-Filing Fees

CALCULATION OF FILING FEE TABLES

S-8

Arbe Robotics Ltd.

Table 1: Newly Registered Securities

Security Type	Security Class Title	Notes	Fee Calculation Rule	Amount Registered	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee

Equity	Ordinary shares, par value NIS 0.000216 per share	(1)	457(a)	3,534,973	$0.8353	$2,952,762.95	0.0001381	$407.78

Total Offering Amounts:						$2,952,762.95		407.78
Total Fee Offsets:								0.00
Net Fee Due:								$407.78

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Offering Note(s)

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) based on the closing price on April 17, 2026 ($0.8353 per share). Pursuant to Rule 416 under the Securities Act, this registration statement also includes any additional ordinary shares that shall become issued to prevent dilution resulting from stock splits, stock dividends or similar transactions.